                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July, 2013 Ann Rodgers and Michael C. Rodgers each acquired control due to ownership of greater than 25% of the Monongahela All Cap Value Fund's(the "Fund") outstanding shares. Ann Rodgers and Michael C. Rodgers owned 34.6% and 31.8%, respectively, of the Fund and thus controlled the Fund as of that date.